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                                                               EXHIBIT 99.(a)(6)

[LOGO OF G & L REALTY]

                                                                October 1, 1999

Dear Fellow Stockholder:

  Over the past 24 months, we've experienced substantial change in the conditions surrounding our healthcare real estate industry. Market prices for quality medical office properties have soared, while the equity values of real estate investment trusts that own many of these assets have fallen. The business of healthcare facility financing has become both more competitive, and more volatile. Many health care operators, large and small, are struggling for survival because of government cuts in funding and overly aggressive price competition.

  These conditions have already affected our business at G&L in a variety of ways, prompting us to increase reserves at the end of 1998 and to shift our investment focus from acquisitions to new development. Looking forward, the board of directors has concluded that growth through new development of high quality healthcare real estate assets represents the best, potentially most rewarding use of G&L's corporate resources for the foreseeable future. It is our intention, therefore, to focus on the development of new properties and the rehabilitation of existing properties, generating earnings through property operations and property sales, when appropriate.

  Development, however, requires large, immediate investments of capital, while the earnings stream or capital gain anticipated from these new properties can lag their completion by as much as two years. For these reasons, G&L has recently taken the following actions:

  . On September 27, 1999, G&L's board of directors reduced the company's quarterly common stock dividend to $0.125 from $0.39 per share and adopted a new common stock dividend policy that will reduce future quarterly dividends to close to the minimum level required to maintain G&L's status as a real estate investment trust. Given this new policy, future common dividend amounts may be lower than in the past and may fluctuate depending upon the level of the company's taxable income.

  . G&L is launching a tender offer for up to one million shares of the company's outstanding common stock at a purchase price of $10.50 per share in cash. The company will use existing cash balances, its line of credit and the proceeds from two mortgage refinance transactions currently in process to repurchase the stock. Our intent in launching this offer is to provide an orderly exit strategy for stockholders whose investment objectives may no longer match those of the company. In addition, our board of directors believes that G&L's common stock is undervalued at current price levels and represents a good investment for the company's remaining stockholders.

  As always, we're grateful for our stockholder's support of G&L, and we earnestly hope that most, if not all of you will elect to continue your investment in the company. We are and will remain G&L's largest investors. Collectively, we own more than 1.25 million shares of common stock (including shares issuable upon conversion of operating partnership units), about 28% of the total outstanding on a fully diluted basis. While we expect to tender a small portion (approximately 5%) of our total aggregate holdings in order to repay debt and maintain a reasonable amount of personal liquidity, our intention over the long term is to remain as fully invested in the company as is reasonably possible. If you agree with us that G&L's common stock represents an excellent value at today's prices, we look forward to your partnership, now and in the future.

                                          Sincerely,

/s/ Daniel M. Gottlieb                       /s/ Steven D. Lebowitz
Daniel M. Gottlieb                           Steven D. Lebowitz
Chief Executive Officer and                  President and
Co-Chairman of the Board                     Co-Chairman of the Board